

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 15, 2017

<u>Via E-mail</u>
Daniel Serruya
Chief Executive Officer
BRK, Incorporated
411 Eastgate Road, Suite A
Henderson, NV 89011

> **Re: BRK, Inc.**
> **Information Statement on Schedule 14C**
> **Filed September 5, 2017**

Dear Mr. Serruya:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. You disclose on page 7 that the amendment to your Articles of Incorporation and Bylaws to increase the authorized number of shares of your company will take effect 20 days after this Information Statement is mailed to your shareholders. You disclose on pages 11 and F-19 of your annual report on Form 10-K filed August 15, 2017 that you increased the number of your authorized shares on June 15, 2017. Please tell us whether you have already effectuated the increase of your authorized shares and, if so, how you have complied with Exchange Act Rule 14c-2(b)'s requirement to provide to shareholders an information statement disclosing proposed corporate action taken pursuant to consent or authorization of security holders no less than 20 days prior to effectuation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc:     Thomas E. Puzzo, Esq.
        Brian Keasberry